UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

August 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,480,436(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,480,436(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,480,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest as of August 2, 2023, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “September 2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iv) 10,000,000 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on December 30, 2022 (the “December 2022 Warrant” and together with the September 2022 Warrant, collectively the “2022 Warrants”). As of August 2, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 4,485,708 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $13.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA; interest accrues until the maturity date of July 1, 2024. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 402,597,692 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,481,003(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,481,003(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,481,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,597,692 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,711(1)
	8	SHARED VOTING POWER 124,076,819(2)
	9	SOLE DISPOSITIVE POWER 140,711(1)
	10	SHARED DISPOSITIVE POWER 124,076,819(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,217,530(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8%(4)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 46,047 shares of Common Stock held by John Doerr, (ii) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of August 2, 2023 and (iii) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 2, 2023.

(2)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC (“Perrara”). John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, (x) 14,664 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of August 2, 2023, and (xi) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 2, 2023. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 402,692,356 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of August 2, 2023, and (v) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 2, 2023.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,481,003(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,481,003(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,481,003(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,597,692 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,823,984(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,823,984(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,823,984(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara. Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 402,597,692 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023, Amendment No. 6 thereto filed on March 17, 2023, Amendment No. 7 thereto filed on May 24, 2023, Amendment No. 8 thereto filed on June 9, 2023 and Amendment No. 9 thereto filed on June 30, 2023 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 10 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

Muirisc Loan Agreement

On August 2, 2023, the Company, certain of the Company’s subsidiaries (the “Subsidiary Guarantors”) and Muirisc, LLC (“Muirisc”), an affiliate of FV, as lender, entered into a Loan and Security Agreement (the “Muirisc Loan Agreement”) to make available to the Company a secured term loan facility in an aggregate principal amount of up to $20 million (the “Loan Facility”), which was drawn down in full on August 2, 2023.

The Loan Facility matures on October 31, 2024. Loans under the Loan Facility will bear interest at a rate of 12% per annum. Interest is capitalized when due, on the first business day of each calendar quarter beginning with the calendar quarter starting after the advance date of any advance.

The obligations under the Loan Facility are (i) guaranteed by the Subsidiary Guarantors, and (ii) secured by a perfected first lien security interest in substantially all of the assets of the Company and the Subsidiary Guarantors, in each case subject to certain limitations and exclusions.

Prepayment of the outstanding amounts under the Loan Facility will be required upon the occurrence of a change of control of the Company, as specified in the Muirisc Loan Agreement. In addition, the Company may at its option prepay the outstanding principal amount of the loans under the Loan Facility before the maturity date of such loans without the incurrence of a prepayment fee.

The representations, covenants, and events of default in the Muirisc Loan Agreement are customary for financing transactions of this nature. If any payment under the Loan Facility is not made when due, an amount equal to 3% of the past due amount shall be payable on demand. In addition, upon the occurrence and during the continuation of an event of default, all principal, interest and other obligations under the Loan Facility shall bear interest at 12% per annum plus 1%. The Muirisc Loan Agreement includes customary affirmative and negative covenants relating to the operations of the Company and its subsidiaries as well as information and financial covenants and events of default. These include, without limitation, the following: (i) the Company shall provide the Lender (a) on the last business day of each week with a 13-week cash flow forecast for the Company and the Subsidiary Guarantors, including consolidated balance sheets, statements of income, and cash flow forecasts, and (b) within 30 days after the end of each calendar quarter, aged listings of accounts receivable and accounts payable; (ii) as of the last day of each fiscal quarter, the Company and its consolidated entities shall have revenue (determined in accordance with GAAP) of not less than $150,000,000 on a trailing 12 month basis; (iii) on the last Business Day of each week, the Company and the Subsidiary Guarantors shall have, on a consolidated basis, liquidity calculated as (a) unrestricted, unencumbered cash and cash equivalents denominated in dollars in one or more deposit accounts located in the United States, plus (b) any additional amount of available credit, borrowings, or investments readily convertible to cash to the extent necessary, so that the sum of the amounts described in clauses (a) and (b) is not less than $2,000,000; (iv) commencing on July 17, 2023, and on a weekly basis thereafter, the Company shall, or shall cause its financial advisors to, prepare and deliver to the Lender cash flow projections, in form and methodology as previously provided to the Lender, showing that the Company and the other Subsidiary Guarantors have adequate liquidity to operate their businesses through and including the calendar year ending December 31, 2023; and (v) it will be an event of default if all or any part of Tranche 3 (as defined in the loan agreement by and between DSM Finance B.V. and the Company) is repaid or prepaid on or before April 15, 2024 other than from proceeds of sale of (a) all of the capital stock of Amyris RealSweet, LLC, or (b) the consummation of any sale of any consumer brands from which, in the case of this clause (b), the Company and the Subsidiary Guarantors shall receive at least $75,000,000 in gross proceeds, which must, in each case, be on terms acceptable to the Lender in its absolute discretion.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. In addition, the Reporting Persons intend to participate in the management of the Company through representation on the Company’s board of directors (the “Board”). L. John Doerr and Ryan Panchadsaram, a partner at Foris Ventures, serve as members of the Board. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

On August 3, 2023, the Company announced that it is continuing a strategic review of all aspects of its cost structure under the direction of its Restructuring Committee of the Company’s board of directors, and in connection therewith, the Company continues to explore a range of strategic alternatives, including in or out of court restructuring of its outstanding debt, additional financing and sales of assets. The Reporting Persons have discussed the Muirisc Loan Agreement with the Company’s management and board of directors in connection with such strategic alternatives, including providing additional financing or otherwise supporting such alternatives, including in or out of court restructuring of the Company’s outstanding debt and sales of the Company’s assets, and intend to continue such discussions. The Reporting Persons may also, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may take one or more other actions that relate to or would result in any matter referenced in items (a) through (j) of Item 4 of Schedule 13D, alone or with others, including other shareholders or creditors of the Company or other appropriate parties, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 402,597,692 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 402,692,356 based on the Company’s shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 21,166,042 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of August 2, 2023, and (v) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 2, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	120,480,436	29.9%	120,480,436	0	120,480,436	0
VVT	120,481,003	29.9%	120,481,003	0	120,481,003	0
John Doerr	124,217,530	30.8%	140,711	124,076,819	140,711	124,076,819
Ann Doerr	120,481,003	29.9%	0	120,481,003	0	120,481,003
Barbara Hager	123,823,984	30.8%	123,823,984	0	123,823,984	0

The securities reported herein consist of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 21,166,042 shares of Common Stock issuable upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as of August 2, 2023, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, (x) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of August 2, 2023, and (xi) 80,000 shares of Common Stock issuable to John Doerr upon the vesting of restricted stock units within 60 days of August 2, 2023.

As of August 2, 2023, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 4,485,708 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $13.5 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA; interest is not payable until the maturity date of July 1, 2024.

(c)	On June 30, 2023, 11,600 restricted stock units previously granted to Mr. Doerr in his capacity as a director of the Company vested in accordance with their terms.

On August 1, 2023, options to purchase 400 shares of Common Stock previously granted to Mr. Doerr in his capacity as a director of the Company expired for no consideration in accordance with their terms.

Other than as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

OO	Loan and Security Agreement, dated August 2, 2023, by and among the Company, the Subsidiary Guarantors and Muirisc, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 2, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2023

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager